Exhibit 99.4

January 20, 2020

Ability Inc.

(“The Company”)

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd
Via Magna	Via Magna

Re: Immediate Report on Convening of a Special General Meeting of the Company

Pursuant to the Companies law – 1999 (“the Companies Law”), the Securities Law – 1968 (“the Securities Law”), the Companies Regulations (notification and notice of general meeting and class meeting at a public company and addition of items to the agenda) – 2000 (“the Notice of Meeting Regulations”), the Companies Regulations (voting in writing and position statement) – 2005 (“the Written Voting Regulations”) and the Securities Regulations (periodic and immediate reports) – 1970 (“the Reports Regulations”), notice is hereby issued (“Notice of Meeting Report”) of the convening of a special general meeting of shareholders of the Company (“the Meeting”), to be held on Wednesday, February 26, 2020, at 11:00am at the offices of the Company at 14 Yad Harutzim St., Tel Aviv (“the offices of the Company”), for passing resolutions on the agenda as specified in this report below.

Part A – Special General Meeting

Background

The Company was incorporated on September 1, 2015 pursuant to the corporate laws of the Cayman Islands. On December 23, 2015, shares of the Company were registered for trading on the United States NASDAQ equity market (“Nasdaq”). On January 12, 2016, shares of the Company were registered also on the Tel Aviv Stock exchange, in the framework of “dual listing” pursuant to section E of the Securities Law.

Accordingly, the corporate governance provisions by virtue of the Companies Law did not apply to the Company, but rather the corporate governance provisions by virtue of the Cayman corporate laws, the US securities laws and in particular – the NASDAQ rules concerning composition of directors and appointment of independent directors.

On December 27, 2019, the shares of the Company were delisted from trading on the NASDAQ1, and starting on this date the provisions of article 39A of the Securities Law apply to it and impose, inter alia, various corporate governance provisions by virtue of the Companies Law, including the obligation to appoint external directors, an audit committee, compensation committee and the committee for examination of financial reports.

Accordingly, in order to adjust the Company and its institutions in line with the corporate governance provisions of the Companies Law, and meeting is convened with the appointment of external directors for the company on its agenda. After appointment of external directors by the meeting, the Company shall be able to establish the board of directors committees required pursuant to the law (compensation committee, audit committee and the committee for examination of the financial reports). Upon establishment of such committees, the Company shall present for approval of the compensation committee and/or the audit committee (as the case may be), the board of directors and meeting of shareholders of the Company, inter alia, the format of the compensation policy which is proposed and any other matter which is subject to approval of these institutions at law.

The issues in the agenda of the Meeting and summary of the proposed resolutions:

1.	Approval of the Appointment of New External Directors in the Company and Approval of the Terms of Their Service and Employment

Approval of the appointment of new external directors in the Company, pursuant to articles 239-249(a) of the Companies Law:

1.1	Approval of the Appointment of Mrs. Maya Sadrina as External Director in the Company

Following her signing of the declaration mandated by Sections 224B and 241 of the Companies Law, it is proposed to appoint Mrs. Maya Sadrina as external director in the Company for an initial term of 3 years, commencing February 26, 2020. The aforementioned declaration is attached as Appendix A to the Notice of Meeting Report.

Mrs. Maya Sadrina was classified by the board of directors of the Company on January 19, 2020 as having accounting and financial expertise in accordance with the provisions of the Companies Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications) 5766-2005 (“the Conditions Regulations”). Additionally, the board of directors of the Company approved at such meeting that, subject to approval of her appointment by the meeting, Mrs. Maya Sadrina would be appointed to serve as a member of the audit committee, the compensation committee, and the committee for examination of the financial reports of the Company.

1 For additional details, see immediate reports of the Company of December 29, 2019 (Reference No.: 2019-01-114564) and of January 1, 2020 (Reference No.: 2020-01-000585), which are incorporated in the Assembly Convening Report by way of reference.

The following are details pursuant to Regulation 26 and 36B(a)(10) of the reporting regulations, with respect to Mrs. Maya Sadrina.

Name of -director:	Maya Sadrina
Identity No.:	061005724
Date of birth	20.5.1982
Address for legal service	14 Nachlat Yitzhak St., Tel Aviv, 6744813
Nationality	Israeli
Membership in board of directors committees	Compensation, audit and examination of financial reports committees
External director/independent director	External director

Positions filled at the Company, subsidiary Company, associated Company of the Company or of a party of interest therein	-
The date of commencement of service as director at the Company	February 26, 2020 (subject to approval of the meeting convened pursuant to the Notice of Meeting Report).
Education	Bachelors in accounting, management and economics, Tel Aviv University. CPA.
Employment of the last 5 years and additional corporations in which he served as director	Owner of independent office for financial consulting for businesses and individuals, lecturer at Tut Communications Coaching School of Alon Gal, joint manager of “Financial Umbrella” initiative, until 2018, head of the credit control team – risk management department at Leumi Card.
Family relation to an interested party of the Company	No
Expertise in accounting and finances or professional certification	Accounting and financial expertise

Text of Proposed Resolution: to appoint Mrs. Maya Sadrina as an external director of the Company for an initial period of 3 years, commencing February 26, 2020.

1.2.	Approval of the Terms of Service and Employment of Mrs. Maya Sadrina as External Director in the Company.[2]

Pursuant to the approval of the board of directors of the Company from January 19, 2020, it is proposed to approve that, subject to the appointment of Mrs. Sadrina as an external director in the Company, and, starting on the date of her appointment as stated above, Mrs. Sadrina shall be entitled to annual compensation and compensation for participation at a rate of the maximum amount for an expert external director pursuant to the Companies Regulations (rules concerning compensation and expenses for external director – 2000 (“the Compensation Regulations”), as shall be from time to time, and according to the rank at which the Company shall be classified pursuant to its shareholders equity as shall be from time to time, which, as of the date of the Notice of Meeting Report, is ranked Level A.

Furthermore, Mrs. Maya Sadrina shall be entitled to reimbursement of expenses pursuant to that determined in Regulation 6 of the Compensation Regulations.

Text of Proposed Resolution: To approve payment of participation compensation and annual compensation to Mrs. Maya Sadrina, at the maximum amount for an expert external director as defined in the Compensation Regulations, as shall be from time to time, and according to the ranking which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time. As well as reimbursement of expenses pursuant to Regulation 6 of the Compensation Regulations.

1.3	Approval of the Appointment of Mrs. Ayelet Steinberg as External Director in the Company

Following her signing of the declaration mandated by Sections 224B and 241 of the Companies Law, it is proposed to appoint Mrs. Ayelet Steinberg as external director in the Company an initial term of 3 years, commencing February 26, 2020. The aforementioned declaration is attached as Appendix B to the Notice of Meeting Report.

Mrs. Ayelet Steinberg was classified by the board of directors of the Company on January 19, 2020 as having accounting and financial expertise pursuant to that determined in the Conditions Regulations. Additionally, the board of directors of the Company approved at such meeting, that, subject to approval of her appointment by the meeting, Mrs. Ayelet Steinberg would be appointed to serve as a member of the audit committee, the compensation committee, and the committee for examination of the financial reports of the Company.

2 Pursuant to Article 270(3) and 273 of the Companies Law – engagement of the Company with a director with regards to the terms of his service and employment, requires the approval of the compensation committee and the board of directors, and of the general assembly . Notwithstanding that stated above, since external directors have not yet been appointed for the Company, a compensation committee at law cannot be maintained at the Company.

In similar circumstances, the Securities Authority determined (“the Authority”) in a staff position of March 7, 2012, in the matter of Inspire Investments Ltd., that it is possible to approve the appointment and determination of the terms of service and employment of external directors without the approval of the audit committee (as required at such time prior to Amendment 16 of the Companies Law), taking into account the fact that appointment of the external directors will enable rectification of the defect in the nonexistence of the compensation committee (and other committees) at the Company, and in light of the fact that the appointment, including the terms of the service and employment, will be approved by the general assembly.

Accordingly, pursuant to the residual authority of the board of directors, and, pursuant to the legal interpretation adopted by the Authority in the matter of Inspire, the board of directors of the Company approved the directors’ compensation, and it was presented for approval of the general assembly in the majority required pursuant to Article 239 of the Companies Law.

The following are details pursuant to Regulation 26 and 36B(a)(10) of the reporting regulations, with respect to Mrs. Ayelet Steinberg

Name of -director:	Ayelet Steinberg
Identity No.:	024434722
Date of birth	24.6.1969
Address for legal service	11 Hamahteret St., Ramat Hasharon
Nationality	Israeli
Membership in board of directors committees	Compensation, audit and examination of financial reports committees
External director/independent director	External director

Positions filled at the Company, subsidiary Company, associated Company of the Company or of a party of interest therein	-
The date of commencement of service as director at the Company	February 26, 2020 (subject to approval of the meeting convened pursuant to the Notice of Meeting Report).
Education	Bachelors in accounting and in economics, Hebrew University of Jerusalem. CPA. Masters in business administration, Hebrew University of Jerusalem. Coaching certificate, Tel Aviv University.
Employment of the last 5 years and additional corporations in which he served as director	Strategic advisor for startups between 2015-2019. General manager of Hutchison Kanarot: until 2019, director on behalf of Hutchison Kanarot at the following companies:O2 Wateretor Ltd., Markio Removal Ltd., Itogo Technologies Ltd., A.O. Hydrophilic Processes Ltd., 3.P.L.W. Ltd., Inensto Ltd., Explout Ltd., Vorom View Ltd., Aquarius Spectrum Ltd., Wodis Ltd., Hydrospin Monitoring Solutions Ltd., Well To Do Ltd., Director at Habima Building (as part of the “team of directors” government project.)
Family relation to an interested party of the Company	No
Expertise in accounting and finances or professional certification	Accounting and Financial expertise.

Text of Proposed Resolution: to appoint Mrs. Ayelet Steinberg as an external director of the Company for an initial period of 3 years, commencing February 26, 2020.

1.4.	Approval of the Terms of Service and Employment of Mrs. Ayelet Steinberg as External Director in the Company.[3]

Pursuant to the approval of the board of directors of the Company from January 19, 2020, it is proposed to approve that, subject to the appointment of Mrs. Steinberg as an external director in the Company, and, starting on the date of her appointment as stated above, Mrs. Steinberg shall be entitled to annual compensation and compensation for participation at a rate of the maximum amount for an expert external director pursuant to the Compensation Regulations, as shall be from time to time, and according to the rank at which the Company shall be classified pursuant to its shareholders equity as shall be from time to time, which, as of the date of the Notice of Meeting Report, is ranked Level A.

Furthermore, Mrs. Ayelet Steinberg shall be entitled to reimbursement of expenses pursuant to that determined in Regulation 6 of the Compensation Regulations.

Text of Proposed Resolution: To approve payment of participation compensation and annual compensation to Mrs. Ayelet Steinberg, at the maximum amount for an expert external director as defined in the Compensation Regulations, as shall be from time to time, and according to the ranking which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time, as well as reimbursement of expenses pursuant to Regulation 6 of the Compensation Regulations.

Part B – Additional Details Concerning the General Meeting

1.	The Majority Required for Approval of Resolutions

1.1.	The majority required in the meeting for approval of the resolution stated in items 1.2 and 1.4 of the agenda above is an ordinary majority of the total of the votes of the shareholders entitled to vote in the meeting and who have voted therein. On the date of the report, the Company has no controlling shareholder as this term is defined in the Companies Law.

3 See footnote 2 above.

1.2.	The required majority in the meeting for approval of the resolution in Items 1.1 and 1.3 of the agenda is one of the following:

1.2.1.	A majority of the total of the votes of the shareholders who are entitled to vote in the meeting and who have voted therein who do not have a personal interest in approval of the resolution. In the count of votes of such shareholders, abstentions shall not be included. A shareholder who has a personal interest in approval of the resolution as stated, shall notify the Company prior to the vote or, if the vote is by means of voting deeds – on the voting card– concerning his personal interest. If he has not notified as stated, he shall not vote, and his vote shall not be counted.

1.2.2.	The total number of opposing votes from among the shareholders who do not have a personal interest as stated in Clause 1.2.1 above has not exceeded 2 percent of the entirety of the voting rights in the Company.

2.	Procedures of the Meeting and the Voting

2.1.	Manner of Voting

A shareholder who is registered as a shareholder in the registry of shareholders of the Company (“Registered Shareholder”), may vote in the meeting himself (participation in the meeting), by means of a legal representative, or by means of a voting card, as defined in Article 87 of the Companies Law and whose text is attached to this report (“Voting Deed”). A shareholder, pursuant to Article 177(1) of the Companies Law (meaning – whomever has a share registered in his favor with a stock exchange member and such share is included amongst the shares registered in the registry of shareholders in the name of a nominee Company (“non-registered shareholder”), may vote using the methods specified above, and by means of an electronic voting card, which shall be delivered to the Company through the electronic voting system operating pursuant to Mark B of Section G2 of the Securities Law (“Electronic Voting”, “Electronic Voting System” and “Electronic Voting Deed“, respectively).

2.2	Convening of the Meeting, Postponed Meeting, Record Date

The meeting will convene on Wednesday, February 26, 2020, at 11:00am at the offices of the Company.

It shall be possible to commence discussion in the meeting solely and exclusively if a Legal Quorum is present at the opening of the meeting. The presence, themselves (including by means of a Voting card or an Electronic Voting Deed, or by delegate, of at least two shareholders who hold or represent together at least one fourth (1/4) of the voting rights in the Company, within 1/2 of an hour from the date determined for commencement of the meeting shall constitute a Legal Quorum (“Legal Quorum”) . If a Legal Quorum is not present at the end of 1/2 of an hour from the date determined for commencement of the meeting or, during the course thereof the number of participants in the meeting was reduced beyond the presence required for a Legal Quorum, the meeting shall be postponed for 1 week, to the same day, the same time and the same place meaning, Wednesday, March 4, 2020, at 11:00am at the offices of the Company (“the Postponed Meeting”). If, at the Postponed Meeting, there shall not be a Legal Quorum within 1/2 of an hour from the date determined therefor, the Postponed Meeting will be held with any number of participants.

The date record the right of a shareholder in the Company to vote in the meeting as stated in Clause 182(b) of the Companies Law and Regulation 3 of the Written Voting Regulations, is Sunday, January 26, 2020 (“the Record Date”).

2.3	Legal Representative for Voting

A shareholder is entitled to appoint a legal representative to vote in his stead, who is not required to be a shareholder in the Company. The appointment of a representative or a legal representative to participate and to vote in the meeting on behalf of the shareholder shall be in writing, signed by the shareholder or his legal representative appointed in writing, or, in the event where the appointer is a corporation, the power of attorney will be signed in the same manner in which such corporation signs upon documents requiring same. If the appointer is a corporation, it shall attach to the power of attorney a confirmation of an attorney whereby the power of attorney was signed pursuant to the articles of incorporation of such corporation. However, the chairman of the meeting may decide, at his exclusive discretion, that a deed of appointment which was submitted was submitted lawfully. Voting pursuant to the terms of a power of attorney shall be lawful even if prior thereto the appointer died or was declared bankrupt or incompetent or cancelled the deed of appointment or transferred the share with respect to which he issued same, as a corporation, a liquidator or receiver was appointed for its assets, unless notice in writing was received (confirmed to the satisfaction of the board of directors of the Company), concerning the aforementioned change at the offices of the Company prior to the date of the meeting, meaning until Wednesday, February 26, 2020 at 11:00am. The deed of appointment of a legal representative and a power of attorney or other certificate (if any) will be deposited at the offices of the Company up to 48 (forty-eight) hours prior to the date of the meeting, meaning until Monday, February 24, 2020, at 11:00am, save if other instructions were determined by the board of directors of the Company. Such deposit, which relates to the date determined in the meeting, shall be valid also for a postponed meeting.

2.4	Voting in Writing, Position statement

A shareholder is entitled to vote at a meeting for approval of resolutions on the agenda also by means of a Voting Deed. Voting in writing shall be made by means of the second part of the Voting Deed, which is attached to this report.

It is possible to review the Voting card and the position statement as defined in Article A(8) of the Companies law, to such extent as shall be issued, at the distribution website of the Securities Authority at the address: www.magna.isa.gov.il (“the Distribution Website”) and at the internet website of the Tel Aviv Stock Exchange Ltd., at the address http:\\maya.tase.co.il (“the Stock Exchange Website”). Every shareholder may contact the Company directly and receive from it a format of the Voting card and the position statements (if issued).

A stock exchange member shall send, without consideration, by email, a link to the text of the Voting card and the position statements (if issued), at the distribution website, to all of the shareholders of the Company who are not registered in the registry of shareholders of the Company and whose shares are registered with such stock exchange member, unless such shareholder shall have notified that he does not wish this or that he wishes to receive voting deeds by post in consideration for payment of the postal fees, and provided that such notice was issued with regard to a certain securities account and on the date prior to the record date.

The voting card and the documents which must be attached to it as specified in the voting deed, must be delivered to the offices of the Company (including by means of registered post) together with confirmation of ownership (and with respect to a registered shareholder – together with a copy of an identity certificate, passport or incorporation certificate, as the case may be) until 4 hours prior to the date of convening of the meeting, meaning until Wednesday, February 26, 2020, at 7:00am.

For this matter, “delivered date” is the time at which the voting card and the documents attached thereto, reached the offices of the Company.

Furthermore, a shareholder who is not registered shall be entitled to produce confirmation of ownership by means of the electronic voting system, as stated in this clause below.

The last time for submission of position statements to the Company by shareholders of the Company is up to 10 days prior to the date of the meeting, meaning up to Sunday, February 16, 2020, at 11:00am. A Voting card to which confirmation of ownership was not attached (or in the alternative confirmation of ownership was not attached by means of the electronic voting system) or with respect to a registered shareholder, he did not attach a photocopy of an identity certificate, passport or incorporation certificate, as the case may be, shall be invalid.

2.5	Electronic Voting Deed

As stated above, a shareholder who is not registered may vote also by means of the electronic voting system. Voting by means of an Electronic Voting card will be possible up to 6 hours prior to the date of convening of the meeting, meaning up to Wednesday, February 26, at 5:00am.

Confirmation of Ownership

A shareholder who is not registered shall be entitled to participate in the meeting only if he has delivered to the Company, prior to the meeting, original confirmation from the stock exchange member with whom his right to a share is registered, concerning his ownership in the shares of the Company on the record date, pursuant to the form which is in the Schedule of the Companies Regulations (proof of ownership of share for purposes of voting in general meeting – 2000 (“Confirmation of Ownership”) or, in the alternative, if he shall send to the Company a Confirmation of Ownership by means of the electronic voting system. A shareholder who is not registered, is entitled to receive a Confirmation of Ownership from the stock exchange member by means of whom he holds his shares, at the branch of the stock exchange member or by post to his address in consideration for payment of postal fees only, if he has requested this, and provided that such request shall be made in advance to a certain securities account. Additionally, a shareholder who is not registered may direct that the Confirmation of Ownership will be delivered to the Company by means of the electronic voting system.

2.6.	Changes to the Agenda, the Final Date for Submission of Applications to Include an Item on the Agenda by Shareholders

After publication of this Notice of meeting report, it is possible that there shall be changes to the agenda, including the addition of items to the agenda, and position statements. It shall be possible to review the updated agenda and the position statements in the reports of the Company which shall be published in the distribution website. A request of a shareholder pursuant to Article 66(b) of the Companies Law to include an item on the agenda of the meeting will be delivered to the Company up to 7 days after publication of this Notice of Meeting Report, meaning, up to Sunday, January 27, 2020. If such request was submitted, it is possible that the item will be added to the agenda and its details will appear in the distribution website. In such instance, the Company shall publish an amended Voting card together with an amended Convening Report and this not later than 7 days after the final date for submission of applications of shareholders for inclusion of items on the agenda, meaning up to Sunday, February 3, 2020.

2.7	Details of Company’s Representative in charge for Handling of the Immediate Report

The Company’s representative in charge for the matter of the handling of this report are attorneys Zvi Gabai and Andre Yanai of the office of Barnea, Jaffa, Lande and Co. of 58 Harakevit Street, Tel Aviv, Telephone 03-6400600, Fax: 03-6400650.

3.	Inspection of Documents

Every shareholder of the Company may review this report and the documents referenced therein, and the format of the resolutions in the items on the agenda, at the offices of the Company on Sundays to Thursdays, at the customary hours of work up to the date of convening of the meeting, after coordination in advance at Telephone 03-6879777 or Fax 03-5376483, and at the distribution website.

Respectfully,

Ability Inc.

Signed on the Date of the Report By:

Anatoli Hurgin, CEO of the Company

Ability Inc.

Voting Card

Voting Card pursuant to the Israeli Companies Regulations (voting in writing and position statements) 5766–2005, (“the Written Voting Regulations”)

Part A

1.	Company name: Ability Inc (“the Company”)

2.	Type of Meeting, time and place of convening: a Special General Meeting of shareholders of the Company to be held on Wednesday, February 26, 2020, at the hour 11:00 AM (“the Meeting”) at the offices of the Company at 14 Yad Harutzim St., Tel Aviv (“the offices of the Company”). If the Meeting shall be postponed due to an absence of a legal quorum, it shall be held on Wednesday, March 4, 2020, in the same place and at the same time.

3.	Details of the items on the agenda which may be voted upon by Voting Card.

3.1.	Approval of the Appointment of Mrs. Maya Sadrina as External Director in the Company

Text of Proposed Resolution: to appoint Mrs. Maya Sadrina as external director in the Company for an initial period of 3 years, starting on February 26, 2020.

The following are details pursuant to Regulation 7(a)(5)(a) of the Voting in Writing Regulations, and Regulation 26 and 36B(a) of the Securities Regulations (periodic and immediate reports),5730-1970 (“the Reports Regulations”)

Name of -director:	Maya Sadrina
Identity No.:	061005724
Date of birth	20.5.1982
Address for legal service	14Nachlat Yitzhak St., Tel Aviv, 6744813
Nationality	Israeli
Membership in board of directors committees	Compensation, audit and examination of financial reports committees
External director/independent director	External director

Positions filled at the Company, subsidiary Company, associated Company of the Company or of a party of interest therein	-
The date of commencement of service as director at the Company	February 26, 2020 (subject to approval of the Meeting convened pursuant to the Notice of Meeting Report).

Education	Bachelors in accounting, management and economics, Tel Aviv University. CPA.
Employment of the last 5 years and additional corporations in which he served as director

Owner of independent office for financial consulting for businesses and individuals, lecturer at Tut Communications Coaching School of Alon Gal, joint manager of “Financial Umbrella” initiative, until 2018, head of the credit control team – risk management department at Leumi Card.

Family relation to an interested party of the Company	No
Expertise in accounting and finances or professional certification	Accounting and financial expertise

Mrs. Maya Sadrina signed upon a declaration as required pursuant to articles 224B and 241 of the Companies Law 5759–1999, (“the Companies Law”) including a declaration whereby she fulfills all of the conditions set forth in articles 240(a) – 240(a1) of the Companies Law. The declaration is attached to the immediate report on convening of the Meeting, to which this Voting Card constitutes an appendix thereof. (“Notice of Meeting Report”).

3.2.	Approval of the Terms of Service and Employment of Mrs. Maya Sadrina as External Director in the Company.

Pursuant to the approval of the board of directors of the Company from January 19, 2020, it is proposed to approve that, subject to the appointment of Mrs. Sadrina as an external director in the Company, and, starting on the date of her appointment as stated above, Mrs. Sadrina shall be entitled to annual compensation and compensation for participation at a rate of the maximum amount for an expert external director pursuant to the Companies Regulations (rules concerning compensation and expenses for external director 5760–2000 (“the Compensation Regulations”), as shall be from time to time, and according to the rank at which the Company shall be classified pursuant to its shareholders equity as shall be from time to time, which, as of the date of the Notice of Meeting Report, is ranked Level A. Furthermore, Mrs. Maya Sadrina shall be entitled to reimbursement of expenses pursuant to that determined in Regulation 6 of the Compensation Regulations. (“the Proposed Terms of Service and Employment for an Expert External Director”).

For additional details, see clause 1.2 of the Notice of Meeting Report.

Text of Proposed Resolution: Subject her appointment as external director, to approve the Proposed Terms of Service and Employment for an Expert External Director for Mrs. Maya Sadrina as an external director in the Company, from the date of commencement of her position.

3.3.	Approval of the Appointment of Mrs. Ayelet Steinberg as External Director in the Company

Text of Proposed Resolution: to appoint Mrs. Ayelet Steinberg as external director in the Company for an initial period of 3 years, starting on February 26, 2020.

The following are details pursuant to Regulation 7(a)(5)(a) of the Voting in Writing Regulations, and Regulation 26 and 36B(a)(10) of Reporting Regulations

Name of -director:	Ayelet Steinberg
Identity No.:	024434722
Date of birth	24.6.1969
Address for legal service	11 Hamahteret St., Ramat Hasharon
Nationality	Israeli
Membership in board of directors committees	Compensation, audit and examination of financial reports committees
External director/independent director	External director

Positions filled at the Company, subsidiary Company, associated Company of the Company or of a party of interest therein	-

The date of commencement of service as director at the Company	February 26, 2020 (subject to approval of the Meeting convened pursuant to the Notice of Meeting Report).
Education	Bachelors in accounting and in economics, Hebrew University of Jerusalem. CPA. Masters in business administration, Hebrew University of Jerusalem. Coaching certificate, Tel Aviv University.
Employment of the last 5 years and additional corporations in which he served as director

Strategic advisor for startups between 2015-2019. General manager of Hutchison Kanarot: until 2019, director on behalf of Hutchison Kanarot at the following companies:

O2 Wateretor Ltd., Markio Removal Ltd., Itogo Technologies Ltd., A.O. Hydrophilic Processes Ltd., 3.P.L.W. Ltd., Inensto Ltd., Explout Ltd., Vorom View Ltd., Aquarius Spectrum Ltd., Wodis Ltd., Hydrospin Monitoring Solutions Ltd., Well To Do Ltd., Director at Habima Building (as part of the “team of directors” government project.)

Family relation to an interested party of the Company	No
Expertise in accounting and finances or professional certification	Accounting and Financial expertise.

Mrs. Ayelet Steinberg signed upon a declaration as required pursuant to articles 224B and 241 of the Companies Law, including a declaration whereby she fulfills all of the conditions set forth in articles 240(a) – 240(a1) of the Companies Law. The declaration of the external director is attached to Notice of Meeting Report.

3.4.	Approval of the Terms of Service and Employment of Mrs. Ayelet Steinberg as External Director in the Company.

Pursuant to the approval of the board of directors of the Company from January 19, 2020, it is proposed to approve that, subject to the appointment of Mrs. Steinberg as an external director in the Company, and, starting on the date of her appointment as stated above, Mrs. Steinberg shall be entitled to the Proposed Terms of Service and Employment for an Expert External Director.

For additional details, see clause 1.4 of the Notice of Meeting Report.

Text of Proposed Resolution: Subject her appointment as external director, to approve the Proposed Terms of Service and Employment for an Expert External Director for Mrs. Ayelet Steinberg as an external director in the Company, from the date of commencement of her position.

4.	The Location and the Hours at which the Full Text of the Resolutions May be Viewed.

It is possible to review the Notice of Meeting Report and full text of the resolutions on the agenda for the Meeting, at the offices of the Company after coordination in advance at Telephone 03-6879777 or Fax 03-5376483, on Sundays to Thursdays, at the customary hours of work up to the date of convening of the Meeting, until the date of the Meeting. Furthermore, It is possible to review the Notice of Meeting Report and the position statements as defined in Article 88 of the Companies law, to such extent as shall be issued, at the distribution website of the Israel Securities Authority at the address: www.magna.isa.gov.il (“the Distribution Website”) and at the internet website of the Tel Aviv Stock Exchange Ltd., at the address http:\\maya.tase.co.il (“the Stock Exchange Website”).

5.	The Majority Required for Approval of Resolutions

5.1.	The majority required in the Meeting for approval of the resolution stated in items 1.2 and 1.4 of the agenda is an ordinary majority of the total of the votes of the shareholders entitled to vote in the Meeting and who have voted therein. The Company has no controlling shareholder as this term is defined in the Companies Law.

5.2.	The required majority in the Meeting for approval of the resolution in Items 1.1 and 1.3 of the agenda is one of the following:

5.2.1.	A majority of the total of the votes of the shareholders who are entitled to vote in the Meeting and who have voted therein who do not have a personal interest in approval of the resolution. In the count of votes of such shareholders, abstentions shall not be included.

5.2.2.	The total number of opposing votes from among the shareholders who do not have a personal interest as stated in clause 5.2.1 above has not exceeded 2 percent of the entirety of the voting rights in the Company.

A shareholder who has a personal interest in approval of the resolution as stated, shall notify the Company prior to the vote or, if the vote is by means of voting deeds – on the Voting Card– concerning his personal interest. If he has not notified as stated, he shall not vote, and his vote shall not be counted.

6.	Manner of Voting at the Meeting

A shareholder may vote in the Meeting himself, by means of a legal representative, or by means of a Voting Card. Furthermore, a shareholder, pursuant to Article 177(1) of the Companies Law (meaning – whomever has a share registered in his favor with a stock exchange member and such share is included amongst the shares registered in the registry of shareholders in the name of a nominee company (“non-registered shareholder”), may also vote by means of an electronic Voting Card which shall be delivered to the Company through the electronic voting system operating pursuant to Mark B of Section G2 of the Securities Law -1968 (Electronic Voting”, “Electronic Voting System” and “Electronic Voting Card”, respectively). Pursuant to the provisions of article 83(d) Companies Law, if a shareholder has voted in more than one man, the latest of his votes will be counted. In this matter, a fault of a shareholder himself or by means of a delegate will be deemed later that vote by means of the Voting Card. For each candidate for the position of director shall be made separately.

7.	The Validity of the Voting Card

The Voting Card shall only be valid if there are attached to it, the following documents and it was delivered to the Company (including by post) up to four (4) hours prior to the date of the Meeting, meaning until Wednesday, February 26, 2020, at the hour of 7:00:

Non-registered shareholder1 - Confirmation of ownership (see clause 12 below). In the alternative, the shareholder shall be entitled to send to the Company a confirmation of ownership by means of the Electronic Voting System until the date of the closing of the Electronic Voting System, six (6) hours prior to the Meeting, Wednesday, February 26, at the hour of 5:00.

Registered shareholder2 - A photocopy of an identity certificate, passport or incorporation certificate.

A Voting Card, which is not delivered pursuant to that stated in this clause, shall be invalid.

In this matter, the “delivery date” is the date on which the Voting Card and the documents attached thereto reached the offices of the Company.

8.	Address of the company for delivery of Voting Cards and position statements

The Offices of the Company

9.	The last time for submission of position statements to the Company by shareholders

Up to 10 days prior to the date of the Meeting, meaning Sunday, February 16, 2020.

10.	Last date for submission of the response of the Board of Directors to position statements

Up to 5 days prior to the date of the Meeting, meaning Friday, February 21, 2020.

11.	Addresses of the websites where the Voting Cards and position statements may be found

The distribution website of the Israel Securities Authority: www.magana.isa.gov.il

The Internet website of the Tel Aviv Stock Exchange Ltd.: www.maya.tase.co.il

12.	A shareholder who is not registered, is entitled to receive a Confirmation of Ownership at the branch of the stock exchange member or by post if he has requested this. Such request shall be made in advance to a certain securities account. Additionally, a shareholder who is not registered may direct that the Confirmation of Ownership will be delivered to the Company by means of the electronic voting system.

13.	A shareholder who is not registered may receive, without consideration, by email, a link to the text of the Voting Card and the position statements (if issued), at the distribution website from the stock exchange member with whom he holds his shares, unless such shareholder shall have notified that he does not wish this or that he wishes to receive Voting Cards by post in consideration for payment. Notice concerning the Voting Card shall apply also with regard to position statements.

1	– whomever has a share registered in his favor with a stock exchange member and such share is included amongst the shares registered in the registry of shareholders in the name of a nominee company.
2	a shareholder was registered in the registry of shareholders of the Company.

14.	One or more shareholder holding, on the record date, shares at a rate constituting 5% or more of the total voting rights in the Company, and whomever holds a rate as stated from out of the total voting rights which are not held by the controlling shareholder in the Company as defined in article 268 of the Companies Law (“Controlling Shareholder”), is entitled, himself or by means of a delegate, after convening of the General Meeting, to review at the offices of the Company, at the customer hours of work, the Voting Cards as specified in Regulation 10 of the Written Voting Regulations.

Holding of 401,953 ordinary shares of the Company constitutes a rate of holding 5% of the total voting rights in the Company.

After publication of this Notice of Meeting Report, it is possible that there shall be changes to the agenda, including the addition of items to the agenda, position statements may be published and it shall be possible to review the updated agenda and position statements which are published in the updated reports of the company at the distribution website.

An amended Voting Card, if necessary subsequent to changes in the resolutions on the agenda, will be published by the Company at the distribution website together with publication of the changes in the resolutions as stated, and this not later than the date specified in regulation 5b of the Companies Regulations (notification and notice of the General Meeting and Class Meeting at a public company and the addition of items to the agenda) – 2000, meaning by Monday, February 3, 2020.

Shareholder will indicate the manner of his vote with regard to an item on the agenda in Part B of this Voting Card

Ability Inc. (“the Company”)

Voting the pursuant to the Companies Regulations

(voting in writing and position statements) 5766-2005

Part B

Company name:	Ability Inc.

Company address:	14 Yad Harutzim, Tel Aviv
(For delivery and dispatch of voting Cards)

Company number:	303448

Date of Meeting:	February 26, 2020 at the hour of 11:00

Type of Meeting:	Special General Meeting

The record date:	January 26: 2020

Details of shareholder:

Shareholder name: _________________________________

Identity number: _______________________________

If the shareholder does not have an Israeli identity certificate –

Passport number: _______________________________

Country passport issue: _______________________________

Valid until: _______________________________

If the shareholder is a Corporation –

Corporate number: __________________________________

Country incorporation: ________________________________

Manner of voting

Agenda item number	The Item on the Agenda	Manner of voting[3]			With regard to approval of items 1.1 and 1.3 of the agenda, are you a controlling shareholder, do you have a personal interest in the resolution, are you a senior officer or an institutional investor[4]
1.1	To approve the appointment of Mrs. Maya Sadrina as external director in the Company for an initial period of 3 years, starting on February 26, 2020.	For	Against	Abstain	Yes	No
1.2

Subject her appointment as external director, to approve the Proposed Terms of Service and Employment for an Expert External Director for Mrs. Maya Sadrina as an external director in the Company, from the date of commencement of her position.

1.3	To approve the appointment of Mrs. Ayelet Steinberg as external director in the Company for an initial period of 3 years, starting on February 26, 2020.
1.4

Subject her appointment as external director, to approve the Proposed Terms of Service and Employment for an Expert External Director for Mrs. Ayelet Steinberg as an external director in the Company, from the date of commencement of her position.

Shareholders holding shares by means of a stock exchange member pursuant to article 177(1) of the companies Law – this Voting Card is valid only with a confirmation of ownership.

Shareholders register in the registry of shareholders of the Company pursuant to article 177(2) of the companies Law – this Voting Card is valid only with a copy of an identity certificate/passport/incorporation certificate.

___________________	_____________________
Date	Signature

3	Absence of markings will be deemed as abstention from voting on such item
4	A shareholder who shall not mark this column or who shall mark “yes” and shall not specify, his vote shall not be counted. It is not necessary to detail and personal interest in approval of the appointment which is not as a result of a connection with the controlling shareholder.